UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

25 July 2003

BLUE SQUARE — ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

SIGNATURES

July 25, 2003

      Contact:
      Blue Square-Israel Ltd.
      Iris Penso
      General Counsel & Corporate Secretary
      Telephone: 972-3-9282670
      Fax:       972-3-9282498
      Email:   ipenso@coop.co.il

BOARD OF DIRECTORS OF BLUE SQUARE ISRAEL LTD. AUTHORIZES MANAGEMENT TO CONTINUE EXPLORING A POSSIBLE PRIVATE ISSUANCE OF DEBENTURES

ROSH HAAYIN, Israel, July 24 — Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”), announced today that its Board of Directors had authorized management of Blue Square to continue exploring a possible private issuance of debentures to institutional investors in the aggregate principal amount of minimum NIS 150 million with a maturity date of approximately 8-11 years.

It is expected that a portion of the debentures will be convertible into ordinary shares of Blue Square at a premium to the trading price of the ordinary shares at the time of issuance. It is also expected that holders of the non-convertible portion of the debentures will have a right to early redemption of a limited amount of debentures during certain years.

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About Blue Square

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 163 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the prospectus for its public offering in July, 1996. There is no guarantee that the Company will be successful in completing an issuance of debentures on the terms approved by the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE — ISRAEL LTD.

By:

Iris Penso, Adv. General Counsel & Corporate Secretary